SECURITIES 04018154 ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/03 AND ENDING 04/30/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GERBRD SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

427 BEDFORD ROAD
(No. and Street)

PLEASANTVILLE NY 10570
(City) (State) (Zip Code)

SEC MAIL RECEIVED JUN 15 2004 WASH. D.C. 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MAX GERBER 914-741-2022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL S. SETTLER CPA PC
(Name – *if individual, state last, first, middle name*)

PO BOX 307 PLEASANTVILLE NY 10570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES GERBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GERBRD SECURITIES INC, as of APRIL 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

June 8, 2004

Signature

PRESIDENT

Title

Notary Public

Theresa McCauley
NOTARY PUBLIC, STATE OF NEW YORK
NO 4856415
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES JULY 7 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MICHAEL S. SETTLER CPA PC

PO BOX 307 PLEASANTVILLE NY 10570

70

ADDRESS	Number and Street	City	State	Zip Code
	71	72	73	74

Check One

(X)	Certified Public Accountant	75	
( )	Public Accountant	76	
( )	Accountant not resident in United States or any of its possessions	77	

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: GERARD SECURITIES INC | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY): 04/30/04 | 99

SEC FILE NO.: 8-13215 | 98

Consolidated | 198

Unconsolidated | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 111624	200			$ 111624	750
2. Receivables from brokers or dealers:						
A. Clearance account	21503	295				
B. Other		300	$	550	21503	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ 130						
B. At estimated fair value		440	20100	610	20100	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ 150						
B. Other securities $ ______ 160						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ ______ 170						
B. Other securities $ ______ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ______ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets. RENT SEC DEPOSIT		535	2000	735	2000	930
12. TOTAL ASSETS	$	540	$ 22100	740	$ 155227	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERBRO SECURITIES INC. as of 4/30/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	44531 [1205]	[1385]	44531 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 44531 [1230]	$ [1450]	$ 44531 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		49119 [1792]
C. Additional paid-in capital		40000 [1793]
D. Retained earnings		21577 [1794]
E. Total		110696 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 110696 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 155227 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERBRO SECURITIES INC

For the period (MMDDYY) from [redacted] 3932 to [redacted] 3933

Number of months included in this statement 2 3931

STATEMENT OF INCOME (LOSS)

REVENUE		
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 55321	3935
b. Commissions on listed option transactions	67371	3938
c. All other securities commissions	70204	3939
d. Total securities commissions	[redacted]	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading	(7548)	3949
c. Total gain (loss)	[redacted]	3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	29104	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	35147	3995
9. Total revenue	$ [redacted]	4030
EXPENSES		
10. Salaries and other employment costs for general partners and voting stockholder officers	$ 127500	4120
11. Other employee compensation and benefits	18000	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements ____ 4070		
14. Regulatory fees and expenses	1872	4195
15. Other expenses	102343	4100
16. Total expenses	$ [redacted]	4200
NET INCOME		
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ [redacted]	4210
18. Provision for Federal income taxes (for parent only)	0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of ____ 4238		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of ____ 4239		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ [redacted]	4230
MONTHLY INCOME		
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GEBRO SECURITIES INC as of [redacted]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ [redacted]	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			[redacted]	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[redacted]	3520
	B. Other (deductions) or allowable credits (List)			[redacted]	3525
5.	Total capital and allowable subordinated liabilities			$ [redacted]	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ [redacted]	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	[redacted]	3620
7.	Other additions and/or allowable credits (List)			[redacted]	3630
8.	Net capital before haircuts on securities positions [20]			$ [redacted]	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)	[redacted]	3736	[redacted]	3740
10.	Net Capital			$ [redacted]	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERBAD SECURITIES INC as of [redacted]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ [redacted]	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 50000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ [redacted]	3760
14.	Excess net capital (line 10 less 13)	$ [redacted]	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	▼22 $ [redacted]	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ [redacted]	3790
17.	Add:				
	A. Drafts for immediate credit	▼71 $	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$ [redacted]	3820	$ [redacted]	3830
19.	Total aggregate indebtedness			$ [redacted]	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% [redacted]	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% [redacted]	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	▼23 $	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	GERBRO SECURITIES, INC. 427 BEDFORD RD., SUITE 270 PLEASANTVILLE, NY 10570	as of 04/30/04

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [ ] 4550

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [ ] 4560

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm FISERV 4335 — 8-030453 4570

D. (k) (3)—Exempted by order of the Commission .... [ ] 4580

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GEOBRO SECURITIES INC

For the period (MMDDYY) from [redacted] to [redacted]

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 21693	4240
A. Net income (loss)			[redacted]	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ [redacted]	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ [redacted]	4330

OMIT PENNIES